

Mail Stop 3720

April 15, 2011

VIA INTERNATIONAL MAIL AND US FAX (212) 833-6938
Mr. Masaru Kato
Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo, Japan 108-0075

> **Re: Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 28, 2010**
> **File No. 1-06439**

Dear Mr. Kato:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

General

1. We note from your website that you continue to have retail sales and accredited service centers in Iran, Sudan, and Syria. As you know, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Iran, Sudan, and Syria.

   Please describe to us the nature and extent of your contacts with Iran, Sudan, and Syria since your letter to us dated June 15, 2007, and any anticipated contacts with those countries, whether through subsidiaries, distributors, dealers, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services that you have provided into Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Sudan, and Syria.

(2) Other significant transactions, page F-69

3. Citing ASC 860-10-40-5 and any other relevant guidance, tell us why you believe it was appropriate to record a gain on the sale of a portion of the HBO Latin America joint venture which could be subject to rescission. In this regard, we note that you must receive approval from the Brazilian competition authority and such approval was not obtained as of the date of the filing of your Form 20-F. Further, tell us whether you have subsequently received approval for the sale of the investment. Also, tell us how you are accounting for the put option that you initially valued at 1,371 million yen.

Form 6-K filed February 14, 2011
(2) Business Overview, page 3

4. We note that television sales increased 21% during the nine months ended December 31, 2010 compared with the same period last year. In your earnings call on October 29, 2010, your Chief Financial Officer referred to booming TV sales in Japan because of a "government subsidy in place" and a "refund for certain categories of TV that you buy." Please tell us and expand your disclosure to describe the government subsidy program and the nature of the refund. Also, discuss the impact of the subsidy on total TV sales, the TV categories subject to the subsidy, and any implications on the loss of the subsidy in the future. We understand that the subsidy will end in March 2011.

Further, tell us in detail how the subsidy impacted your TV sales in Japan and total TV sales for your fiscal years ended March 31, 2011 and 2010. We note your disclosure on page 40 of your 2010 Form 20-F. Please provide us with your proposed disclosures.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director